FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: November 6, 2003	James A. Ryan Chief Financial Officer

2

NEWS FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSX: CRY

ALL DOLLAR AMOUNTS IN US$

CRYPTOLOGIC DELIVERS STRONG PERFORMANCE IN Q3 2003
Revenue rose 37%, net profit up 75%;
Strong quarterly growth evidence of focused international and product expansion strategy

November 5, 2003 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today its financial results for the third quarter and nine months ended September 30, 2003. The strong results highlight the continuing growth and strength of the company’s business.

“CryptoLogic continues to outperform in 2003, driven by our focused strategy of international diversification and product expansion,” said Lewis Rose, CryptoLogic’s President and CEO. “Third quarter revenue rose more than 35% to $10.9 million and net income increased by 75% to $2.3 million, even in seasonally the softest period of the year. CryptoLogic also achieved two important milestones: the listing of our shares on the London Stock Exchange and the declaration of our first ever quarterly dividend – signs of our financial strength.”

CryptoLogic’s third quarter achievements included:

•	Earnings growth to $0.18 per diluted share, ahead of analysts' consensus of $0.15 and the 2002 third quarter of $0.11;

•	Commenced trading on the London Stock Exchange’s Main Market, in line with the company’s global strategy and commitment to the highest regulatory standards and transparency in the industry;

•	Declared a quarterly dividend of $0.03 per share - the first in CryptoLogic's history;

•	Renewed and expanded an exclusive agreement until 2008 with a major existing UK licensee, Littlewoods Gaming, for both online casino and poker solutions developed by CryptoLogic;

•	Continued global diversification, with licensees’ revenue from international markets at approximately 55% year-to-date, up from about 40% in fiscal 2002; and

•	New poker and bingo products continued to contribute over 10% of total revenue, providing promising upside opportunities in these large, emerging game segments.

Tel (416) 545-1455        Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

Strong Q3 Growth (All financial figures are expressed in U.S. dollars)
For the third quarter ended September 30, 2003, CryptoLogic recorded a 37% increase in revenue to $10.9 million, compared with $8.0 million in last year’s third quarter. EBITDA for the quarter rose 81% to $2.9 million, compared with $1.6 million in 2002. This translated into an EBITDA margin of 26% as a percentage of revenue, up from 20% last year. Net income rose 75% to $2.3 million or $0.18 per diluted share, compared with $1.3 million or $0.11 per diluted share last year.

The strong gains in the third quarter were attributed to existing customers’ stabilizing and growing businesses fuelled by higher player deposits and wagers, enhanced payment options, and increasing contribution from new licensees. As well, growth continued from international players, and incremental revenue from new poker and bingo products. Improved EBITDA margins for the third quarter reflected CryptoLogic’s scalable expense structure, while the company continued to invest in key areas of its business to drive sustainable, long-term growth.

Revenue for the nine months ended September 30, 2003 rose 20% to $30.7 million, compared with $25.6 million in the same 2002 period. EBITDA for the first nine months in 2003 increased 29% to $8.0 million, compared with $6.2 million before the non-recurring special charge last year. This translated into improved EBITDA margin of 26%, up from 24% in 2002. Net income improved 21% to $6.7 million or $0.54 per diluted share, versus $5.5 million ($0.43 per diluted share) before the special charge in 2002. After the special charge, the company had a net loss of $4.3 million or $0.35 per diluted share in 2002.

Balance Sheet Strength
CryptoLogic continued its track record of consistent operating profits and healthy cash flow. At September 30, 2003, CryptoLogic had no debt, and a cash position of $59.4 million (Q2 2003: $51.6 million) or $4.76 per diluted share (Q2 2003: $4.19) (comprising cash and cash equivalents, short term investments, and including restricted cash of $5.6 million). This cash amount excluded $7.8 million in user deposits, which are funds held on behalf of licensees’ players. User funds on deposit have been separated on the balance sheet starting this quarter to provide improved disclosure of the company’s available working capital.

The company’s working capital was $41.9 million or $3.36 per diluted share. Operating cash flow for the third quarter of 2003 was $9.9 million, up from $2.2 million in 2002, due to increased cash generated from earnings, lower restricted cash requirements, and other changes in working capital.

Quarterly Dividend
In September, CryptoLogic’s Board of Directors adopted a quarterly dividend policy. The Board approved the first dividend of $0.03 per share, payable on November 24, 2003 to shareholders of record as at November 17, 2003. CryptoLogic is one of the few software companies with a regular dividend policy.

Global Expansion
CryptoLogic’s strategy of global expansion continued to be reflected in licensees’ international revenue at approximately 55% of total revenue year-to-date, up from about 40% in 2002. The company continues to benefit from the favourable contribution and growth of existing and new customers focused on overseas markets.

In September of 2003, CryptoLogic, through its licensing subsidiary, WagerLogic, secured a long-term, expanded agreement with a current customer, Littlewoods Gaming, a major household name in the UK. Littlewoods committed to a five-year exclusive contract, conditional upon performance targets after the second year, to continue to use WagerLogic’s online casino offering, and added WagerLogic’s proven online poker solution, both until 2008. Littlewoods presents exciting potential for CryptoLogic in two significant growth areas – the burgeoning UK market and the large poker opportunity.

London Stock Exchange Listing
The United Kingdom is emerging as the global center for regulated interactive gaming. CryptoLogic’s new listing on London’s Main Board further highlights its considerable UK presence, particularly its local operations and prominent UK customers, comprising William Hill plc, Littlewoods Gaming, The Ritz Club London Online, and ukbetting plc. The listing enhances the company’s visibility and profile in this high-growth region, and gives CryptoLogic access to a broader shareholder base in a gaming-friendly jurisdiction.

Strategic Product Diversification
In an increasingly competitive and sophisticated global market, new game and service introductions create marketing opportunities for licensees, enhance player loyalty, and drive incremental revenue. One year since launch, poker and bingo contributes more than 10% of CryptoLogic’s revenue. Licensees are experiencing growth in their online businesses driven by these large, emerging game segments that attract a strong community of loyal players.

Outlook
CryptoLogic continues to deliver on its strategic plan and achieve solid top- and bottom-line performance. The company’s strong results in 2003 illustrate the importance of investments in key areas of CryptoLogic’s business. CryptoLogic remains alert to further opportunities to increase shareholder value.

Management forecasts that fourth quarter revenue will range from $11.0-$11.5 million, with net income of $2.3-$2.5 million or $0.18-$0.20 per diluted share.

2003 Third Quarter Analyst Call
A conference call is scheduled for 8:30 a.m. (EST) (1:30 p.m. GMT) on Thursday, November 6, 2003. Interested parties should call either 416-695-9753, 1-888-789-0150 (North America) or international toll free number at (Country Code) 800-4222-8835. Instant replay will be available until Thursday, November 13, 2003 by calling 416-695-5275 or 1-866-518-1010.

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a leading software development company serving the global Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Jim Ryan, Chief Financial Officer	Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

Financial Dynamics, 44 20 7831 3113 (United Kingdom media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at September 30, 2003 (unaudited)	As at December 31, 2002 (audited)

ASSETS
Current assets:
Cash and cash equivalents	$40,788	$13,660
Restricted cash	5,550	15,740
Short term investments	13,090	10,857
Reserves with processors	176	774
Accounts receivable	198	887
Prepaid expenses	1,219	916
Income taxes recoverable	--	583

	61,021	43,417

User funds on deposit	7,816	3,829
Investments	--	680
Capital assets	4,010	2,713
Intangible assets	147	226
Goodwill	1,665	1,665

	$74,659	$52,530

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$18,293	$ 7,605
Income taxes payable	820	--

	19,113	7,605

User funds held on deposit	7,816	3,829

	26,929	11,434

Shareholders' equity:
Capital stock	10,990	10,720
Retained earnings	36,740	30,376

	47,730	41,096

	$74,659	$52,530

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of U.S. dollars)
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002

Retained earnings, beginning of period	$ 34,790	$ 27,318	$ 30,376	$ 52,369
Net income/(loss)	2,284	1,302	6,698	(4,320)
Excess of purchase price of
treasury shares over stated value	--	(308)	--	(19,737)
Registration costs	(334)	--	(334)	--

Retained earnings, end of period	$ 36,740	$ 28,312	$ 36,740	$ 28,312

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of U.S. dollars, except per share information)
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002

Revenue	$10,944	$ 8,004	$30,671	$ 25,558

Expenses
Software development and support	6,617	4,879	18,543	14,581
General and administrative	1,374	1,434	3,865	4,401
Finance	74	105	259	358
Amortization	442	303	1,059	718

	8,507	6,721	23,726	20,058

Income from operations	2,437	1,283	6,945	5,500
Interest income	196	164	531	490

Income before undernoted	2,633	1,447	7,476	5,990

Special charge	--	--	--	(10,506)

Income/(loss) before taxes	2,633	1,447	7,476	(4,516)
Income taxes	349	145	778	(196)

Net income/(loss)	$ 2,284	$ 1,302	$ 6,698	$(4,320)

Earnings/(loss) per share
Basic
Before tax effected special charge	$ 0.19	$ 0.11	$ 0.55	$ 0.45
Net income/(loss)	$ 0.19	$ 0.11	$ 0.55	$ (0.35)
Diluted
Before tax affected special charge	$ 0.18	$ 0.11	$ 0.54	$ 0.43
Net income/(loss)	$ 0.18	$ 0.11	$ 0.54	$ (0.35)

Weighted average number of shares (`000s)
Basic	12,256	12,317	12,233	12,274
Diluted	12,696	12,338	12,491	13,019

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002

Cash provided by (used in):
Operating activities:
Net income/(loss)	$ 2,284	$ 1,302	$ 6,698	$(4,320)
Adjustments to reconcile income to
cash provided by (used in) operating activities:
Amortization	442	303	1,059	718
Write-down of investments	--	--	--	6,903
Gain on sale of investment	--	--	(31)	--
Changes in operating assets and liabilities:
Restricted cash	1,500	(1,200)	10,190	1,060
Reserves with processors	(17)	678	598	(698)
Accounts receivable	1,117	971	689	(52)
Prepaid expenses	(261)	230	(303)	(208)
Income taxes	924	(45)	1,403	(277)
Accounts payable and accrued liabilities	3,952	5	10,688	2,912

	9,941	2,244	30,991	6,038

Financing activities:
Issue of capital stock	53	--	270	2,402
Registration costs	(334)	--	(334)	--
Repurchase of common shares	--	(330)	--	(20,126)

	(281)	(330)	(64)	(17,724)

Investing activities:
Additions to capital assets	(344)	(43)	(2,269)	(740)
Purchase of intangible assets	(8)	--	(8)	--
Short term investments	(13,090)	--	(2,233)	--
Investments	--	--	--	(5,933)
Sale of investment	--	--	711	1,056

	(13,442)	(43)	(3,799)	(5,617)

Increase (decrease) in cash and cash equivalents	(3,782)	1,871	27,128	(17,303)
Cash and cash equivalents, beginning of period	44,570	20,385	13,660	39,559

Cash and cash equivalents, end of period	$ 40,788	$ 22,256	$ 40,788	$ 22,256

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2003
(All figures are in U.S. dollars, except where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2002. This consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002, as set out in the 2002 Annual Report.

1.	Stock Option Plan

In accordance with the Canadian recommendations adopted in 2002, the Company will continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. However, under the Canadian standard, the Company is required to provide additional pro forma disclosures for options granted to employees as if the fair value based accounting method had been used to account for employee stock options.

The fair value of the options granted were made using the Black-Scholes option pricing model using the following weighted assumptions:

	2003	2002
Dividend yield	1%	0%
Risk-free rate	2.75%	2.0%
Expected volatility	75.0%	100.0%
Expected life of options in years	5.0	5.0

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company’s net income and earnings per share would have been changed to the following pro-form amounts:

	Three months ending September 30,				Nine months ending September 30,
	2003		2002		2003		2002

	As reported ('000)	Pro forma ('000)	As reported ('000)	Pro forma ('000)	As reported ('000)	Pro forma ('000)	As reported ('000)	Pro forma ('000)

Net income/(loss)	$ 2,284	$ 2,039	$ 1,302	$ 1,164	$ 6,698	$ 6,041	$ (4,320)	$ (4,533)
Earnings/(loss) per share
Basic	$ 0.19	$ 0.17	$ 0.11	$ 0.09	$ 0.55	$ 0.49	$ (0.35)	$ (0.37)
Diluted	$ 0.18	$ 0.16	$ 0.11	$ 0.09	$ 0.54	$ 0.48	$ (0.35)	$ (0.37)

2.	Capital Stock

Authorized:
Unlimited common shares

Issued:

	Common Shares		Series F Warrants		Total
	Issued	Stated Value	Issued	Stated Value	Stated Value

Balance, December 31, 2001	13,137	$ 8,448	30	$272	$ 8,720
Repurchase of shares	(1,240)	(389)	--	--	(389)
Exercise of stock options	349	2,402	--	--	2,402

Balance, September 30, 2002	12,246	$ 10,461	30	$272	$ 10,733

Balance, December 31, 2002	12,206	$ 10,448	30	$272	$ 10,720
Share issue	24	104	--	--	104
Exercise of stock options	31	166	--	--	166

Balance, September 30, 2003	12,261	$ 10,718	30	$272	$ 10,990

3.	Special Charge –2002

During the second quarter of FY 2002, the Company took a one-time special charge of $10.5 million ($9.9 million on an after tax basis). This charge was comprised of a write-down of investments that were deemed permanently impaired, including the 100% write-down of the Company’s investment in SCG Enterprises Limited, a wholly owned subsidiary of Sports.com, as well as costs associated with consolidation of the Company’s players’ support operations, executive management reorganization, and estimated settlement and legal costs.

4.	Comparative Figures

Certain of the prior years’ figures have been reclassified for consistency with the current presentation. Cash related to user funds on deposit have been segregated and reclassified as to User Funds on Deposit as a non-current asset. The corresponding liability has been renamed User Funds Held on Deposit and reclassified as a non-current liability. In addition, Canadian Goods and Services Tax (GST) and European Value Added Tax (VAT) Recoverable have been reclassified from Prepaid Expenses to Accounts Receivable.